Arizona Corporation Commission - RECEIVED: 6/12/2023 23061211452512
Arizona Corporation Commission - FILED: 6/12/2023

ARTICLES OF ORGANIZATION

OF LIMITED LIABILITY COMPANY

ENTITY INFORMATION

ENTITY NAME: LUNAR HELIUM-3 MINING, LLC

ENTITY ID: 23541333
ENTITY TYPE: Domestic LLC
EFFECTIVE DATE: 06/12/2023
CHARACTER OF BUSINESS: Any legal purpose
MANAGEMENT STRUCTURE: Manager-Managed
PERIOD OF DURATION: Perpetual
PROFESSIONAL SERVICES: N/A

STATUTORY AGENT INFORMATION

STATUTORY AGENT NAME: David R. Cohen

PHYSICAL ADDRESS: 1850 N. Central Avenue, #1800, PHOENIX, AZ 85004

MAILING ADDRESS: 1850 N. Central Avenue, #1800, PHOENIX, AZ 85004

PRINCIPAL ADDRESS

14362 N. Frank Lloyd Wright Blvd. #1000, SCOTTSDALE, AZ 85260

PRINCIPALS

Manager: CHRISTOPHER SALVINO - 14362 N. Frank Lloyd Wright Blvd. #1000, SCOTTSDALE, AZ, 85260, USA - - Date of Taking Office:

Member: CHRISTOPHER SALVINO - 14362 N. Frank Lloyd Wright Blvd. #1000, SCOTTSDALE, AZ, 85260, USA - - Date of Taking Office:

ORGANIZERS

DAVID R. COHEN

SIGNATURES

Organizer: DAVID R. COHEN - 06/12/2023